

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 23, 2010

<u>Via US Mail and Facsimile: (760) 929-3926</u>

Mark D. Dankberg
Chief Executive Officer
ViaSat, Inc.
6155 El Camino Real
Carlsbad, CA 92009

      **Re: ViaSat, Inc.
             Form 10-K for Fiscal Year Ended April 3, 2009
             Filed May 28, 2009
             File No. 000-21767**

Dear Mr. Dankberg:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended April 3, 2009

Business, page 3

Customers, page 8

1.   We note from your disclosure here and on page F-9 that a commercial customer
        accounted for greater than 10% of your revenues in 2009. We also note that a
        commercial customer accounted for 16% of your revenues in 2007. Item
        101(c)(1)(vii) of Regulation S-K requires that you name a customer that accounts
        for 10% or more of your revenues and the loss of which would have a material
        adverse effect on your business. Please identify any customer that accounts for
        greater than 10% of your revenues in future periods.

Risk Factors, page 15

A Significant Portion of Our Revenues Is Derived from a Few of Our Contracts, page 18

2.   We note that a small number of your contracts account for a significant
        percentage of your revenues. In particular, we note that 21% of your revenues
        were derived from contracts related to tactical data links. In your response letter,
        please describe the nature of these contracts and clarify how many contracts relate
        to these products and the percentage of revenues derived from each contract.
        Also explain whether the Award/Contract filed as Exhibit 10.10 to your Form 10-
        K is one of these contracts.

        In addition, we note that the Award/Contract filed as Exhibit 10.10 to your Form
        10-K (incorporated by reference to your Form 10-Q filed on February 14, 2000) is
        substantially incomplete because it omits numerous schedules and attachments.
        Please file a complete version of that contract.

Form 10-K/A filed on July 31, 2009

Outstanding Equity Awards at 2009 Fiscal Year-End, page 18

3.   Instruction 2 to Regulation S-K Item 402(f)(2) requires disclosure of the vesting
        dates for outstanding awards disclosed in this table. Although you disclose
        general vesting schedules in the footnotes, the vesting dates are not readily
        determinable without disclosure of grant dates. In future filings, disclose vesting
        dates or, in the alternative, disclose grant dates together with vesting schedules.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our

comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director